787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 21, 2013

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock CoRI Funds
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 1 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 333-190251 and File No. 811-22873)

Ladies and Gentlemen:

On behalf of BlackRock CoRI Funds (the “Registrant”), a Massachusetts business trust, we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock CoRI 2015 Fund, BlackRock CoRI 2017 Fund, BlackRock CoRI 2019 Fund, BlackRock CoRI 2021 Fund and BlackRock CoRI 2023 Fund, each a series of the Registrant.

The Amendment reflects changes made in response to comments provided to the undersigned by the staff of the Division of Investment Management of the SEC (the “Staff”) on August 29, 2013 regarding the Registrant’s initial Registration Statement filed on July 30, 2013, along with changes made to update certain other information in the Registration Statement. The Registrant is responding to the Staff’s comments by separate letter.

Any questions or comments should be directed to the undersigned at (212) 728-8813.

New York      Washington      Paris      London      Milan      Rome      Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

October 21, 2013

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Ben Archibald, Esq.
Maria Gattuso, Esq.